FatPipe Networks Headquarters 392 E Winchester Street Salt Lake City, Utah 84107 Toll Free: 800-724-8521 Fax: 801-281-0317 Local: 801-281-3434 www.fatpipeinc.com

November 14, 2024

VIA EDGAR

Charli Wilson and Matthew Derby

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Re:	FatPipe, Inc.
Amendment No. 1 to Registration Statement on Form S-1 Filed October 25, 2024
File No. 333-280925

Dear Mr. Wilson and Mr. Derby:

On behalf of FatPipe, Inc. (the “Company,” “we,” “us” or “our”), this letter responds to comments provided by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided to us on November 8, 2024, regarding the Company’s Amendment No. 1 to the Registration Statement on Form S-1 (the “Form S-1/A”) submitted to the Commission on October 25, 2024.

For your convenience, the Staff’s comments are set forth below in bold, followed in each case by the Company’s responses. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement. Please note that all references to page numbers in the responses are references to the page numbers in Amendment No. 2 to the Form S-1 (the “Amendment”) submitted concurrently with the submission of this letter in response to the Staff’s comments.

Amendment No. 1 to Registration Statement on Form S-1

Risks Related to Our Business and Financial Position

We rely heavily on our reselling partners and our ability to work with suitable partners may impact our growth plans, page 9

1. We note your revised disclosures here and on page 45 in response to prior comment 3. Please further revise to include the percentage of total revenue from the distribution partner during the interim periods as disclosed on page F-10.

Response: In response to this comment, the Company respectfully advises the Staff that it has revised the disclosure on page 9 of the Amendment to disclose the percentage of total revenue from the distribution partners during the interim periods, as requested by the Staff.

Non-GAAP Financial Measures, page 38

2. Please revise to ensure your Adjusted EBITDA calculation for the year ended March 31, 2024 properly foots.

Response: In response to this comment, the Company respectfully advises the Staff that it has revised the Adjusted EBITDA calculation for the fiscal year ended March 31, 2024, on page 38 of the Amendment, as requested by the Staff.

Condensed Consolidated Financial Statements for the six months ended September 30, 2024 and 2023 (Unaudited)

Consolidated Statements of Stockholders’ Equity, page F-4

3. Please revise to include a reconciliation of stockholders’ equity for the six months ended September 30, 2023. Refer to Rule 8-03(a)(5) of Regulation S-X.

Response: In response to this comment, the Company respectfully advises the Staff that we have updated the Consolidated Statements of Stockholders’ Equity Table on page F-4, as requested by the Staff. The Company believes the updates to the Consolidated Statements of Stockholders’ Equity table is responsive to both comments 3 and 4.

4. We note the September 30, 2024 balances for common stock and additional paid-in capital reflect the issuance of 577,156 shares of common stock in exchange for non-controlling interests in the Limited, as disclosed on page F-7. Please revise to include a line-item for this transaction in the Consolidated Statement of Stockholders’ Equity.

Response: In response to this comment, the Company respectfully advises the Staff we have updated the Consolidated Statements of Stockholders’ Equity table on page F-4, as requested by the Staff. The Company believes the updates to the Consolidated Statements of Stockholders’ Equity table is responsive to both comments 3 and 4.

Notes to Interim Condensed Consolidated Financial Statements

Note 1. Summary of Business and Significant Accounting Policies

Revenue Recognition, page F-7

5. We note your revised disclosures in response to prior comment 5. Please further revise to disclose your remaining performance obligations as of September 30, 2024.

Response: In response to this comment, the Company respectfully advises the Staff that we have updated the disclosure on page F-8, to disclose our remaining performance obligations as of September 30, 2024, as requested by the Staff.

Audited Consolidated Financial Statements for the Years Ended March 31, 2024 and 2023

Notes to Consolidated Financial Statements

Note 1(B) Summary of Significant Accounting Policies, Revenue Recognition, page F-17

6. We note your response to prior comment 4. Please describe in further detail the services provided for implementation into customer networks, configuration of the software and training the customer on use of the software. Tell us when or why you would need to provide each of these services after the software has been delivered and how often configuration and implementation services have been performed for customers after delivery such that revenue is recognized over the term of the contract.

Response: In response to this comment, the Company respectfully advises the Staff that upon receiving the executed customer contracts, the Company provides implementation services to its customers to configure their FatPipe software and ensure the product is correctly installed in the customer’s network. Implementation services include documenting customer requirements, configuring FatPipe software, shipping the network server with the FatPipe software to the customer, and installing the network server with the FatPipe software in the customer network. From time-to-time, at no regular interval, customers may ask us to provide support for configuration changes in the FatPipe software, if their network design changes. Customers may also request that we provide training services for their staff when they have a change in their personnel. If and when requested by our customers during the term of the contract, we provide all these services at no additional cost. However, the Company cannot predict when or how these services may be requested, or if these services are requested at all. Therefore, for the above reasons, we recognize revenue over the term of the contract.

We appreciate the opportunity to respond to your comments. If you have further comments or questions, we stand ready to respond as quickly as possible. If you wish to contact us directly you can reach me at 801-560-2003 or Darrin Ocasio of Sichenzia Ross Ference Carmel LLP at 917-848-6325.

Sincerely,

FatPipe, Inc.

By:	/s/ Bhaskar Ragula
Chief Executive Officer

cc:	Darrin Ocasio, Esq.

Sichenzia Ross Ference Carmel LLP